Exhibit 99.1

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003
www.timminsgold.com

November 1, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold intersects 38.10 metres of 5.12 g/t gold below existing pit floor of San Francisco Open Pit and 100.06 metres of 1.00 g/t gold in the La Chicharra Open Pit.

Timmins Gold Corp. (TSX:TMM) announces that significant mineralization continues to be intersected in its ongoing July-December, 2011 drill program at the San Francisco Mine, which includes both exploration and infill drilling in and around the San Francisco and La Chicharra open pits. Results from the July-December, 2011 drill program will be incorporated in an updated NI 43-101 Technical Report in early 2012.

A total of approximately 52,000 metres of drilling, including both reverse circulation and core drilling, were completed during the months of August, 2011 and September, 2011. 24,400 metres were drilled in and around the San Francisco open pit distributed over 4 core holes and 85 holes of reverse circulation and 27,600 metres of reverse circulation in and around the La Chicharra pit distributed over 127 drill holes. The La Chicharra pit is located approximately 1.5 kilometres to the west of the San Francisco pit.

Drilling has confirmed the continuity and extensions of the mineralization, both along strike and down dip and below the existing pit floor at both the San Francisco and La Chicharra open pits. In addition, assays received from drilling completed in August and September returned some of the highest grades intercepted to date from the San Francisco pit.

Hole TF-1379 which was drilled from the bottom of the San Francisco pit intersected an interval of 38.1metres grading 5.129 g/t gold including 1.52 metres of 25.42 g/t gold, 15.24 metres of 8.347 g/t gold and ended in an interval of 1.52 metres of 77.348 g/t gold. The current pit bottom is 140 metres from surface and this interval was intersected only 30 metres below the current pit bottom.

HoleTF-1377 intercepted 80.77 metres of 0.822 g/t gold including 1.52 metres of 3.547 g/t gold, 9.14 metres of 3.456 g/t gold and 3.05 metres of 2.075 g/t gold. The hole ended in an intercept of 1.52 metres grading 52.66 g/t gold.

Highlights of selected drill holes from the San Francisco pit are as follows:

Table 1
Significant Assay Results forAugust and September 2011 from the
San Francisco Open Pit

			Drill Intersections
					True
Drill Hole	Depth	Section	From	To	Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
TF-1375	243.84	720 W	13.72	16.76	3.05	1.567
		Includes	13.72	15.24	1.52	2.971
		and	129.54	149.35	19.81	1.378
		Includes	132.59	135.64	3.05	2.032
		Includes	138.68	140.21	1.52	3.061
TF-1376	245.36	880 W	38.10	70.10	32.00	1.031
		Includes	42.67	50.29	7.62	2.249
		and	167.64	173.74	6.10	1.209
		Includes	170.69	172.21	1.52	3.208
TF-1377	274.32	860W	32.00	112.78	80.77	0.822
		Includes	32.00	33.53	1.52	3.547
		Includes	42.67	51.82	9.14	3.456
		Includes	73.15	76.20	3.05	2.075
		and	118.87	120.40	1.52	1.113
		and	271.27	274.32	3.05	27.745
		Includes	272.80	274.32	1.52	55.266
TF-1378	298.7	800 W	12.19	13.716	1.52	1.472
		and	62.48	91.44	28.96	1.197
		Includes	67.06	70.10	3.05	7.227
		Includes	86.87	88.39	1.52	2.277
		Includes	108.20	111.25	3.05	2.259
		and	188.98	190.5	1.52	1.135
TF-1379	242.32	960W	0.00	15.24	15.24	0.714
		and	30.48	68.58	38.10	5.129
		Includes	48.77	50.29	1.52	25.422
		Includes	53.34	68.58	15.24	8.347
		Includes	65.53	67.06	1.52	77.348
TF-1380	303.28	980 W	9.14	12.19	3.05	2.203
		Includes	9.14	10.67	1.52	4.246
		and	80.77	99.06	18.29	3.777
		Includes	83.82	86.87	3.05	3.266
		Includes	91.44	92.96	1.52	36.773
TF-1381	304.8	1000 W	7.62	13.72	6.10	4.698
		Includes	7.62	12.19	4.57	6.185
		and	42.67	44.20	1.52	1.017
TF-1382	289.56	980 W	0.00	22.86	22.86	0.896
		Includes	16.76	18.29	1.52	2.022
		and	42.67	74.68	32.00	1.036
		Includes	53.34	54.86	1.52	4.499
		Includes	60.96	68.58	7.62	1.792
TF-1384	277.37	980 W	67.06	68.58	1.52	3.231
		and	88.39	89.92	1.52	1.745
		and	158.50	170.69	12.19	0.602

			Drill Intersections
					True
Drill Hole	Depth	Section	From	To	Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
		Includes	169.16	170.69	1.52	2.914
TF-1385	243.84	740 W	32.00	56.39	24.38	0.937
		Includes	32.00	35.05	3.05	5.592
		Includes	67.06	68.58	1.52	2.248
		Includes	137.16	138.68	1.52	5.631
TF-1386	292.61	980 W	16.76	30.48	13.72	1.071
		Includes	16.76	18.29	1.52	2.351
		Includes	27.43	28.96	1.52	3.630
		and	42.67	60.96	18.29	1.769
		Includes	51.82	53.34	1.52	3.530
		Includes	56.39	59.44	3.05	8.085
		and	73.15	77.72	4.57	1.193
		and	82.30	91.44	9.14	2.010
		Includes	89.92	91.44	1.52	9.252
		and	115.82	124.97	9.14	1.153
		Includes	121.92	123.44	1.52	4.552
		and	201.17	207.26	6.10	1.143
		Includes	202.69	204.22	1.52	2.718
TF-1387	249.84	760 W	50.29	53.34	3.05	2.597
		Includes	50.29	51.82	1.52	5.066
		and	173.74	181.36	7.62	1.389
		Includes	175.26	176.78	1.52	5.548
TF-1388	304.8	980 W	45.72	47.24	1.52	1.277
		and	54.86	56.39	1.52	1.257
		Includes	96.01	97.54	1.52	2.817
		Includes	112.78	114.30	1.52	14.579
TF-1389	237.84	780 W	50.29	103.63	53.34	0.544
		Includes	64.01	65.53	1.52	2.319
		Includes	80.77	82.30	1.52	2.694
		and	134.11	141.73	7.62	0.505
		and	175.26	176.78	1.52	1.917
		and	182.88	184.40	1.52	0.399
TF-1391	246.89	820 W	30.48	33.53	3.05	2.931
		Includes	32.00	33.53	1.52	4.124
		and	39.62	82.30	42.67	1.679
		Includes	41.15	56.39	15.24	3.559
		Includes	64.01	65.53	1.52	2.293
		Includes	70.10	71.63	1.52	2.662
		and	123.44	126.49	3.05	1.228
		Includes	123.44	124.97	1.52	2.169
		Includes	155.45	156.97	1.52	2.277
TF-1392	243.84	820 W	4.57	33.53	28.96	1.305
		Includes	6.10	7.62	1.52	4.546
		Includes	9.14	10.67	1.52	5.968
		and	44.20	82.30	38.10	1.110
		Includes	60.96	64.01	3.05	2.262
		Includes	70.10	71.63	1.52	3.532

			Drill Intersections
					True
Drill Hole	Depth	Section	From	To	Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
		Includes	74.68	76.20	1.52	7.992
		and	108.20	118.87	10.67	0.551
		and	236.22	246.89	10.67	0.574
TF-1393	243.84	700 W	48.77	51.82	3.05	1.639
		Includes	50.29	51.82	1.52	2.885
		and	91.44	92.96	1.52	3.167
		and	155.45	156.97	1.52	1.246
		and	242.32	243.84	1.52	0.882
TF-1394	243.84	840 W	0.00	4.57	4.57	1.326
		and	16.76	27.43	10.67	0.890
		Includes	18.29	19.81	1.52	2.082
		and	42.67	59.44	16.76	1.550
		Includes	50.29	59.44	9.14	2.056
		and	86.87	91.44	4.57	0.723
		and	108.20	114.30	6.10	0.837
		Includes	109.73	111.25	1.52	2.109
TF-1395	243.84	840W	3.05	9.14	6.10	1.131
		Includes	4.57	6.10	1.52	2.418
		and	35.05	42.67	7.62	2.913
		and	54.86	94.49	39.62	1.586
		Includes	57.91	70.10	12.19	4.278
TF-1397	243.84	860 W	18.29	41.15	22.86	0.660
		Includes	21.34	22.86	1.52	2.295
		Includes	28.96	30.48	1.52	2.436
		and	51.82	70.10	18.29	1.234
		Includes	51.82	53.34	1.52	2.775
		Includes	65.53	67.06	1.52	3.068
		Includes	51.82	70.10	18.29	2.725
		and	102.11	115.82	13.72	1.708
		Includes	109.73	111.25	1.52	13.276
		and	120.40	132.59	12.19	0.565
		Includes	128.02	129.54	1.52	3.460
		and	137.16	144.78	7.62	0.839
		Includes	140.21	141.73	1.52	2.868
		and	149.35	156.97	7.62	0.605
TF-1398	236.22	660 W	3.05	25.91	22.86	1.266
		Includes	3.05	4.57	1.52	3.988
		Includes	6.10	7.62	1.52	2.679
		Includes	10.67	12.19	1.52	7.069
		and	85.34	109.73	24.38	1.309
		Includes	86.87	88.39	1.52	2.374
		Includes	97.54	105.16	7.62	2.428
		and	163.07	172.21	9.14	0.757
		Includes	166.12	167.64	1.52	2.206
TF-1403	310.9	500 W	92.96	106.68	13.72	3.502
		Includes	94.49	99.06	4.57	8.877
		and	115.82	124.97	9.14	2.442

			Drill Intersections
					True
Drill Hole	Depth	Section	From	To	Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
		Includes	115.82	118.87	3.05	4.765
		Includes	121.92	123.44	1.52	4.401
TF-1406	243.84	640 W	0	16.76	16.76	1.321
		Includes	10.67	12.19	1.52	4.202
		Includes	13.72	15.24	1.52	8.394
		and	68.58	74.68	6.10	1.555
		Includes	70.10	73.15	3.05	2.553
		and	150.88	155.45	4.57	1.032
TF-1407	243.84	600 W	70.10	109.73	39.62	0.631
		Includes	70.10	71.63	1.52	2.723
		Includes	76.20	77.72	1.52	2.044
		Includes	103.63	105.16	1.52	4.741
		and	153.92	155.45	1.52	0.989
		and	161.54	164.59	3.05	5.213
		Includes	161.54	163.07	1.52	8.626
TF-1409	323.09	620 W	51.82	53.34	1.52	3.558
		and	80.77	97.54	16.76	1.128
		Includes	89.92	91.44	1.52	6.608
		and	141.73	150.88	9.14	5.965
		Includes	143.26	144.78	1.52	32.445
		and	266.70	272.80	6.10	1.040
		and	278.89	320.04	41.15	0.816
		Includes	289.56	291.08	1.52	3.669
		Includes	295.66	297.18	1.52	2.125

Drilling at La Chicharra focused on infill drilling and exploration holes to the northwest of the existing open pit with the objective of defining the structural control of the known mineralization in the pit.

Hole TF-1696 intersected an interval of 100.06 metres grading 1.00 g/t gold including an interval of 10.67 metres of 2.429 g/t gold, 9.18 metres of 1.363 g/t gold, 7.62 metres of 1.481 g/t gold and ended in 13.73 metres of 2.09 g/t gold.

Drill holeTF-1638 intersected 22.90 metres of 0.921 g/t gold including 3.05 metres of 2.362 g/t gold. Drill hole TF-1645 drilled along the same section but 50 metres to the southwest intercepted a mineralized interval commencing at surface, of 19.6metres of 0.65 g/t gold. This interval included 7.62 metres of 1.26 g/t gold. Drill hole TF-1640 intercepted multiple mineralized zones starting at 9.14 metres depth to the north and west of the pit including 12.2 meters of 0.95 g/t gold.

Highlights of selected drill holes from the La Chicharra pit are as follows:

Table 2
Significant Assay Results for August and September 2011 from the La Chicharra Open Pit.

			Drill Intersections

Drill Hole	Depth	Section	From	To	True Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
TF-1638	210.31	2820W	6.10	28.96	22.90	0.920
		Includes	13.72	16.76	3.05	2.360
TF-1640	201.17	2780W	41.15	53.34	12.20	0.950
		Includes	44.20	48.77	4.60	1.920
		Includes	45.72	47.24	1.52	3.140
		and	57.91	71.63	13.70	0.550
		Includes	62.48	65.53	3.05	1.390
		and	79.25	80.77	1.52	1.160
		and	199.64	201.17	1.52	1.310
TF-1641	192.02	2820W	0.00	19.81	19.80	0.650
		Includes	0.00	7.62	7.62	1.260
		and	99.06	100.58	1.52	0.610
TF-1643	82.82	2800W	0.00	16.80	16.80	0.690
		Includes	3.05	4.57	1.52	1.260
		Includes	6.10	10.67	4.60	1.260
TF-1645	185.93	2800W	27.43	39.62	12.20	1.050
		Includes	27.43	30.48	3.05	3.200
TF-1646	210.31	and	45.72	68.58	22.90	0.710
		Includes	54.86	60.96	6.10	1.580
		and	146.30	147.83	1.52	0.590
TF-1647	182.88	2780W	0.00	16.76	16.70	0.540
		Includes	12.19	15.24	3.05	2.230
		and	51.82	54.86	3.05	1.030
		and	124.97	128.02	3.05	0.730
		Includes	124.97	126.49	1.52	1.320
		and	153.92	161.54	7.60	1.230
		Includes	155.45	156.97	1.52	3.590
TF-1648	164.59	and	16.76	19.81	3.05	0.650
		Includes	16.76	18.29	1.52	1.180
		and	57.91	60.96	3.05	3.030
		Includes	57.91	59.55	1.52	4.430
TF-1651	255.55	2840W	0.00	9.14	9.10	0.830
		Includes	0.00	3.05	3.05	1.230
		and	24.38	32.00	7.60	0.710
		Includes	27.43	30.48	3.05	1.380
		and	48.77	50.29	1.52	1.470
TF-1654	124.97	2580W	38.10	45.72	7.60	0.540
		Includes	39.62	41.15	1.52	1.480
		and	76.20	79.25	3.05	0.610
		Includes	76.20	77.72	1.52	1.020

			Drill Intersections
Drill Hole	Depth	Section	From	To	True Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
TF-1656	173.74	2760W	0.00	9.14	9.14	0.926
		Includes	0.00	3.05	3.05	1.260
		Includes	6.10	7.62	1.52	1.816
TF-1662	182.88	2840W	41.15	68.58	27.43	0.556
		Includes	41.15	42.67	1.52	2.110
		Includes	45.72	47.24	1.52	1.425
		Includes	57.91	59.44	1.52	1.020
		Includes	65.53	67.06	1.52	1.080
TF-1668	155.44	and	25.91	27.43	1.52	0.886
		and	82.30	92.96	10.66	0.587
		Includes	91.44	92.96	1.52	2.930
		and	96.01	108.20	12.19	0.508
		Includes	103.63	105.16	1.52	1.100
		and	118.87	128.02	9.15	3.011
		Includes	118.87	120.40	1.52	17.150
TF-1673	152.40	2540W	68.58	106.68	38.10	0.536
		Includes	76.20	79.25	3.05	1.238
		Includes	91.44	92.96	1.52	3.200
		Includes	96.01	97.54	1.52	1.020
		and	124.97	134.11	9.14	0.590
		Includes	124.97	126.49	1.52	1.540
TF-1677	155.45	2520W	9.14	48.77	39.63	0.625
		Includes	19.81	21.34	1.52	1.190
		Includes	25.91	27.43	1.52	1.925
		Includes	30.48	35.05	4.57	1.065
		Includes	36.58	38.10	1.52	3.480
TF-1678	204.22	2500W	76.20	138.68	62.48	0.544
		Includes	88.39	89.92	1.52	1.215
		Includes	102.11	106.68	4.57	1.464
		Includes	111.25	118.87	7.62	1.157
TF-1679	210.31	2840W	36.58	83.82	47.24	0.500
		Includes	38.10	39.62	1.52	1.020
		Includes	56.39	60.96	4.57	1.255
		Includes	67.06	70.10	3.04	1.126
TF-1696	283.46	2600W	149.35	249.41	100.06	1.000
		Includes	153.92	164.59	10.67	2.429
		Includes	176.78	185.93	9.18	1.363
		Includes	187.45	195.07	7.62	1.481
		Includes	217.93	231.65	13.73	2.090
TF-1701	271.27	2620W	153.92	160.02	6.10	1.929
		Includes	156.97	158.50	1.52	6.980
		and	167.64	196.60	28.96	1.289
		and	222.50	227.08	4.57	0.582
		and	233.17	237.74	4.57	0.650

			Drill Intersections
Drill Hole	Depth	Section	From	To	True Width	Au
Number	(m)	Line	(m)	(m)	(m)	g/t
		Includes	236.22	237.74	1.52	1.330
TF-1703	269.75	2640W	45.72	47.24	1.52	0.553
		and	135.64	201.17	65.53	0.768
		Includes	143.26	149.35	6.10	2.821
		Includes	166.12	167.64	1.52	1.435
		Includes	170.69	172.21	1.52	1.490
		Includes	179.83	181.36	1.52	2.770

The company continues drilling and expects to complete in excess of 120,000 metres of drilling from July, 2011 to December 31, 2011. Further drill results will be provided on an ongoing basis.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2010).

For more information, please contact:

Mr. Bruce Bragagnolo, LLB
Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-638-8980
bruce@timminsgold.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements, which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.